

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C. 181 SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT 1934

For the transition period from ____________________ to ________________________

Commission file number 33-63026

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Morgan Stanley DPSP/START Plan

Harborside Financial Center
Plaza Two, Third Floor
Jersey City, NJ 07311

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

MORGAN STANLEY
1585 Broadway
New York, New York 10036

Financial Statements and Exhibits

(a) Financial Statements for the Years Ended December 31, 2002 and 2001 and Independent Auditors' Report.

The financial statements required to be filed hereunder appear commencing at page 2 hereof.

(b) Exhibits

Consent of Independent Public Accountants (following financial statements).

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Morgan Stanley DPSP/START Plan
(Name of Plan)



Date: June 26, 2003

(Signature) *
Michael J. Torre
Director of Benefits of

Morgan Stanley and Plan Administrator

Index to Exhibits

23.1 Consent of Deloitte & Touche LLP

99.1 Certification of Plan Administrator pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Morgan Stanley DPSP/START Plan (formerly, the Dean Witter START Plan)

Independent Auditors' Report

Financial Statements
Years Ended December 31, 2002 and 2001

MORGAN STANLEY DPSP/START PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Participants and Administrator of the
Morgan Stanley DPSP/START Plan

We have audited the accompanying statements of net assets available for benefits of the Morgan Stanley DPSP/START Plan, (formerly, the Dean Witter START Plan) (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 20, 2003

MORGAN STANLEY DPSP/START PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Investments (Note 3):		
At fair value:		
Interest in Master Trust (Note 9)	$1,372,304,559	$1,673,909,276
At contract value -		
Interest in Master Trust (Note 9)	592,401,143	194,224,230
Total investments	1,964,705,702	1,868,133,506
Receivables:		
Employer contributions receivable	6,012,590	-
Employee contributions receivable	4,777,800	-
Total receivables	10,790,390	-
NET ASSETS AVAILABLE FOR BENEFITS	$1,975,496,092	$1,868,133,506

See notes to financial statements.

MORGAN STANLEY DPSP/START PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2002

ADDITIONS:	
Investment (loss) -	
Interest in Master Trust investment (loss) (Note 9):	$ (633,330,653)
Employer contributions	6,012,590
Participant contributions	128,818,124
Net (reductions)	(498,499,939)
DEDUCTIONS -	
Benefits paid to participants	244,652,415
TRANSFER OF ASSETS TO ESOP	(308,049,465)
DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(1,051,201,819)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	1,868,133,506
TRANSFER OF ASSETS FROM THE DPSP	1,157,304,902
TRANSFER OF ASSETS FROM THE DBD PLAN	1,259,503
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$1,975,496,092

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following summary of the Morgan Stanley DPSP/START Plan (formerly, the Dean Witter START Plan) (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan.

General - The Plan is a profit-sharing plan, which includes a "qualified cash or deferred arrangement" as described in section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Effective March 8, 2001, the Plan adopted the newly formed Morgan Stanley Defined Contribution Master Trust (the "Master Trust"), which includes commingled assets of the Plan and the Morgan Stanley Employee Stock Ownership Plan ("ESOP") and prior to the merger of the Morgan Stanley & Co. Incorporated Deferred Profit Sharing Plan ("DPSP") into the Plan, the DPSP. All investments of the Plan were held in the Master Trust at December 31, 2002 and 2001.

The Plan's trustee is Mellon Bank, N.A. ("Trustee").

Effective January 10, 2002, the Plan was amended to designate the Morgan Stanley Stock Fund held thereunder as an employee stock ownership plan ("esop") within the meaning of Code Section 4975 and to create an additional investment fund to hold shares of Morgan Stanley common stock that is not an esop. Effective June 25, 2002, the Morgan Stanley Stock Fund that is an esop was merged into the ESOP. The purpose of this amendment and merger is to provide participants with an opportunity to elect to receive cash payments of the dividends paid on the Morgan Stanley Stock Fund as described in Code section 404(k). After June 25, 2002, quarterly transfers will be made from the non-esop Morgan Stanley Stock Fund under the Plan to the ESOP.

Effective October 2, 2002, Morgan Stanley & Co. Incorporated (the "Company"), a wholly-owned subsidiary of Morgan Stanley (formerly known as Morgan Stanley Dean Witter & Co.) serves as the Plan Sponsor. As Plan Sponsor, the Company has the authority to control and manage the operation and administration of the Plan, make rules and regulations and take actions to administer the Plan. Prior to October 2, 2002, Morgan Stanley DW Inc. (formerly known as Dean Witter Reynolds Inc.), a wholly-owned subsidiary of Morgan Stanley, served as the Plan Sponsor and Plan Administrator.

Effective October 2, 2002, the assets of the DPSP merged into Dean Witter START (Savings Today Affords Retirement Tomorrow) Plan ("START Plan"), forming the Morgan Stanley DPSP/START Plan and the sponsorship of the Plan was transferred to Morgan Stanley & Co. Incorporated.

Effective November 26, 2002, the assets of the Discover Brokerage Direct 401(k) ("DBD") Profit Sharing Plan were merged into the Morgan Stanley DPSP/START Plan and the sponsorship of the Plan was transferred to Morgan Stanley & Co. Incorporated.

Eligibility -Full-time and part-time (regularly scheduled to work 20 hours or more per week) employees of Individual Investor Group, Individual Asset Management or Finance, Administration and Law (supporting Individual Investor Group or Individual Asset Management) are eligible to participate in the Plan upon hire. Hourly and part-time employees regularly scheduled to work less than 20 hours per week are eligible to participate after completing one year of continuous service and attaining age 21.

Full-time, flex full-time and regular part-time employees of Discover Financial Services ("DFS") or Finance, Administration and Law (supporting DFS) are immediately eligible. A part-time or prime-time employee or a temporary employee in this business segment is eligible to participate after completing one year of continuous service and attaining age 21.

Employees of Institutional Securities, Institutional Investment Management, Private Wealth Management, Van Kampen Investments or Finance, Administration and Law (supporting the foregoing) regularly scheduled to work 20 hours or more a week are eligible to make contributions upon hire. Employees who are regularly scheduled to work less than 20 hours per week are eligible to make contributions after completing one year of service during which at least 1,000 hours of service has been completed.

Eligible employees who terminate employment and are later rehired by a participating employer may participate in the Plan immediately upon rehire. An individual who is classified by a participating employer as an intern, a summer associate, a leased employee, an independent contractor or a consultant, regardless of whether or not such classification is subsequently upheld for any purpose by a court or a federal, state or local regulatory or administrative authority, is not eligible to participate in the Plan.

Pre-tax Contributions - Effective October 1, 2002, all participants may elect to make pre-tax contributions of 1% to 20% of annual earnings. Prior to October 1, 2002, employees of Individual Investor Group, Individual Asset Management, DFS or Finance, Administration and Law (supporting the foregoing) were eligible to elect to make pre-tax contributions of 1% to 12% of annual earnings. Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. Contributions are subject to certain Code limitations. Different limits may apply in the case of Puerto Rico residents and participants returning from a qualified military service leave.

Effective June 12, 2002, participants attaining age 50 during the year may elect a "Catch-Up Contribution" of 1% to 20% of eligible earnings, subject to Code limits ($1,000 in 2002).

Company Contributions – For employees of Institutional Securities, Institutional Investment Management, Private Wealth Management, Van Kampen Investments or Finance, Administration and Law (supporting the foregoing): annually, the Company determines its profit sharing contribution, which is allocated to each eligible participant based on a percentage of his/her eligible base salary. The maximum eligible base salary for 2002 was $170,000. The Company's contribution, along with the Company's share allocation under the ESOP, cannot exceed 15% of a participant's eligible base salary. All Company contributions are fully vested immediately. A participant must be employed (or on Authorized Absence, as defined in the Plan) on December 31 of a year or have terminated employment during the year on account of death or retirement to receive a Company profit sharing contribution for the year. The Company's contribution for the year ended December 31, 2002 was equal to 0.7% of participant eligible base salary. Participants eligible to receive Company contributions who also make pre-tax deferrals to the Plan receive a 100% Company matching allocation of shares of Morgan Stanley common stock, up to $1,500 per year, to the ESOP.

Beginning in 2001, for employees of Individual Investor Group, Individual Asset Management, DFS or Finance, Administration and Law (supporting the foregoing): no company matching contributions on pre-tax contributions are made to the Plan; rather employer matching allocations are made under the ESOP. All assets and liabilities relating to participants' matching contribution accounts under the Plan (other than diversified amounts) were transferred to the ESOP as of the end of 2002.

Eligible participants may diversify a portion of their company accounts in the ESOP by transferring them to the Plan.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, an allocation of Company contributions (if any) and Plan earnings, and charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions made prior to 2001 were automatically invested in the Morgan Stanley Stock Fund. The Plan currently offers 22 mutual funds, the Mellon S&P 500 fund (an institutional portfolio that is not traded on a public exchange), a Company stock fund and a stable value fund as investment options for participants. After June 25, 2002, quarterly transfers will be made from the non-esop Morgan Stanley Stock Fund under the Plan to the ESOP.

Effective September 30, 2002, the MSIF Inc. Asian Equity Fund was eliminated from the Plan. Any plan assets in the Fund were sold and the proceeds were used to purchase shares of the MSIF Inc. Emerging Markets Fund.

Vesting and Forfeitures - Participants are vested immediately in their contributions plus earnings thereon. For employees of Individual Investor Group, Individual Asset Management, DFS or Finance, Administration and Law (supporting the foregoing), for Plan year 2002 and after, a participant is 100% vested upon the earliest of (i) attaining age 65 in-service, (ii) termination of employment due to death, total and permanent disability, retirement or release, as defined in the Plan, and (iii) completing three years of credited service. Forfeited balances of terminated participants are used to reduce future Company contributions.

For Plan years prior to 2002, a participant who is an employee of Individual Investor Group, Individual Asset Management, DFS or Finance, Administration and Law (supporting the foregoing), is 100% vested upon the earliest of (i) attaining age 65 in-service, (ii) termination of employment due to death, total and permanent disability, retirement or release, as defined in the Plan, and (iii) completing five years of credited service. Forfeited balances of terminated participants were used to reduce future Company contributions.

For employees of Institutional Securities, Institutional Investment Management, Private Wealth Management, Van Kampen Investment, or Finance, Administration and Law (supporting the foregoing), allocations to their Plan account for any year are 100% vested at all times.

At December 31, 2002 and 2001, forfeited nonvested accounts totaled $14,239,208 and $5,876,016 respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2002, the forfeited Morgan Stanley shares of $14,239,208 were transferred to the ESOP and used to reduce Employer contributions in the ESOP during 2002.

Loans to Participants - Participants may borrow from their Plan accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at a rate determined by the Plan Administrator.

Payment of Benefits - Participants may elect to receive all or a portion of their account balance following termination of employment. In service, participants may withdraw their pre-tax contribution accounts upon attaining age 59 ½ or in the event of a hardship, as defined in the Plan. Employer contributions may be withdrawn in service partially at age 59 ½ and fully at age 70 ½. Voluntary employee contributions made before 1984 and after-tax employee contributions made after 1983 also may be withdrawn in service. Payments are made in cash. At the participant's election he/she may receive his/her interest in the Morgan Stanley Stock Fund in the form of stock certificates. Effective March 21, 2001, non-hardship, in-service withdrawals are limited to twice per year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used. Estimates that are particularly susceptible to change relate to the determination of the fair value of investments.

Reclassification - Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value except the Stable Value Program, which is stated at contract value. Contract value represents contributions made plus interest accrued at the crediting interest rate, less withdrawals. Such investment contracts are fully benefit-responsive. Quoted market value of publicly traded security investments is based on the last sales price (if traded on December 31), the prevailing bid price or the prevailing net asset value at the close of trading on December 31 (if traded on December 31). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Fair value of investments that do not have readily ascertainable market values (such as common collective trusts) have been estimated by the Trustee based on the underlying publicly traded assets of the portfolio. These investments aggregated $185,756,070 or approximately 9.4% of the net assets of the Plan at December 31, 2002 and $41,899,863 or 2% of assets at December 31, 2001. Investment loss related to these investments was $5,408,120 for the year ended December 31, 2002.

Loan receivables are stated at contract value. Plan investments are maintained on a trade date basis. Dividend income is recognized on the ex-dividend date. Benefits are recorded when paid. All other accounting records of the Plan, including, but not limited to, interest and dividends earned on investments, are maintained on an accrual basis.

The cost of security investments is based on the average cost method for individual securities.

Expenses - Administrative expenses of the Plan are paid by either the Plan or the Plan's Sponsor as provided in the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $2,362,462 and $0 at December 31, 2002 and 2001, respectively.

Risks and Uncertainties - The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

3. INVESTMENTS

Effective January 1, 2001, all investments are participant-directed.

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001, are as follows:

	Investment	Fair Value 2002	Fair Value 2001
*	Stable Value Program**	592,401,143	194,224,230
*	Mellon Cap Stock Index Fund ***	185,756,070	-
*	Morgan Stanley Dividend Growth Securities	154,355,010	201,168,378
*	MSIF Inc International Equity	129,623,684	-
*	MSIF Inc Equity Growth	125,275,111	-
*	MSIF Trust Investment Grade Fixed Income	124,222,981	-
*	Morgan Stanley Stock Fund	-	1,032,930,770
*	Morgan Stanley American Opportunities	-	123,423,291

* Permitted party-in-interest

** Reported at contract value

*** Common collective trust (portfolio is not publicly traded)

4. DERIVATIVE FINANCIAL INSTRUMENTS

On December 20, 2000, the Plan's investment guidelines for derivative instruments were amended to govern the commitments that an investment manager may make to derivative instruments. This new investment policy does not apply to unleveraged securitized pools of assets or instruments with structured payment characteristics. The new guidelines apply to, but are not limited to: options and futures contracts; forward contracts; swaps; structured notes and mortgage derivatives.

Derivative instruments are permitted in the Plan's portfolio only to the extent that they comply with all of the Plan's policy guidelines and are consistent with the Plan's risk and return objectives. In addition, derivatives instruments may only be used if they are deemed to be more attractive than a similar direct investment in the underlying cash market, or if the investment vehicle is being used to manage the risk of the portfolio.

The Plan did not engage in derivative transactions during the years 2002 and 2001.

5. INVESTMENT CONTRACTS

The Stable Value Program invests in an investment contract with J.P. Morgan Chase & Co., Bank of America and Caisse Des Depots et Consignation, which is collateralized by shares of the Morgan Stanley Institutional Fund Trust Core Plus Fixed Income and Cash Reserves portfolios and of a short-term investment fund at the Trustee. In 2001, the Stable Value Program invested in an investment contract with J.P. Morgan Chase Bank and Caisse Des Depots et Consignation, which is collateralized by shares of the Morgan Stanley Institutional Fund Trust Core Plus Fixed Income and Cash Reserves portfolios and of a short-term investment fund at the Trustee. In March 2003, J.P. Morgan Chase & Co. was replaced by Royal Bank of Canada. This investment option seeks to provide capital preservation while earning a competitive rate of return that exceeds money market rates. The Stable Value Program has two distinct features, a crediting rate that changes monthly and book value benefit payments. The crediting rate, which is based on the performance of the underlying assets, shares of the Morgan Stanley Institutional Fund Trust Core Plus Fixed Income and Cash Reserves portfolios, is updated monthly. The Stable Value Program is not a mutual fund. The Stable Value Program is carried at contract value. Contract value represents contributions made plus interest accrued at the crediting interest rate, less withdrawals. The crediting interest rate and average yield on this contract was 5.18% and 6.63% as of December 31, 2002 and 2001, respectively, and such rates are adjusted on a monthly basis. The contracts provide for benefit responsive withdrawals by Plan participants at contract value, which approximates fair value. Contract value at December 31, 2002 and 2001 was $592,401,143 and $194,224,230, respectively.

6. PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2002, there were 25 investment options available in the Plan, 22 of which are managed by Morgan Stanley Asset Management, one of which is managed by the Plan's Trustee and one managed by a third party.

Total party-in-interest investments (excluding the loan balance) amounted to $1,904,517,510 and $1,816,979,807 at December 31, 2002 and December 31, 2001, respectively. The Mellon Stock Index Fund is a common collective trust sponsored by Mellon Trust, who is the Trustee and Custodian for the Plan. Total investments for this fund sponsored by Mellon Trust were $185,756,070 and $41,899,863 at December 31, 2002 and 2001, respectively and the fund depreciated by $5,604,912 during the year ended December 31, 2002. Dwight Asset Management was an external investment advisor for the Plan and sponsored the Stable Value Program of $592,401,143 and $194,224,230 at December 31, 2002 and 2001, respectively which earned income of $17,226,785 (net of management fees) during the year ended December 31, 2002. The remaining party-in-interest investments, totaling assets of $1,126,360,298 and $1,580,855,714 as of December 31, 2002 December 31, 2001 respectively and depreciated $673,877,789 during the year ended December 31, 2002, are funds managed by Morgan Stanley Asset Management.

Certain administrative functions are performed by the officers and employees of Morgan Stanley (who may also be participants in the Plan) at no cost to the Plan.

Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Company pays these salaries and other administrative expenses on behalf of the Plan. Certain fees, including fees for the investment management services, to the extent not paid by the Company, are paid by the Plan.

At December 31, 2002 and 2001, the Plan held 4,412,600 units and 296,130,011 units, respectively, of common stock of Morgan Stanley with a cost basis of $20,325,923 and $2,942,962,750 respectively. Effective June 25, 2002, the Morgan Stanley Stock Fund that is an employee stock ownership plan ("esop") was merged into the ESOP to provide participants with an opportunity to elect to receive cash payment of the dividends paid on the fund. During the year ended December 31, 2002, the Plan recorded dividend income of $20,080,311.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code's and ERISA's rules on prohibited transactions.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In such event, participants become fully vested in any employer contributions.

8. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated June 4, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. In addition, the Plan has also received an opinion letter from the Commonwealth of Puerto Rico, Department of the Treasury dated September 27, 1991 that the Plan meets the requirements of Section 165(a) of the Puerto Rico Income Tax Act. The Plan has been amended since receiving these determination letters; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9. INTEREST IN MORGAN STANLEY DEFINED CONTRIBUTION MASTER TRUST

All of the Plan's investments are held in a trust account at the Trustee and consist of an undivided interest in an investment account of the Morgan Stanley Defined Contribution Master Trust (the "Master Trust"), a master trust established by Morgan Stanley and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the Plan and the ESOP for investment and administrative purposes. Although assets of the Plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

At December 31, 2002 and 2001, the Plan's interest in the Master Trust was approximately 44.43% and 31.49%, respectively.

The following table represents the fair values of the investments of the Master Trust for the year ended December 31, 2002 and 2001:

	December 31, 2002	December 31, 2001
ASSETS:		
Investments:		
* Common stock	$ 2,503,019,853	$3,748,831,699
* Registered investment companies	1,104,862,534	1,300,829,159
* Common collective trust	185,756,070	221,543,425
* Investments at contract value	592,401,143	547,403,770
* Participant loans	72,131,601	70,567,981
* Cash and cash equivalents	2,012,678	19,910,001
Total investments	$ 4,460,183,879	$5,909,086,035

* Permitted party-in-interest investment.

The following table represents the investment (loss) income for the Master Trust for the year ended December 31, 2002.

Net (depreciation):	
* Registered investment companies	$ (257,944,344)
* Common stock	(1,060,913,647)
*, ** Common collective trust	(54,920,472)
Total depreciation in fair value of investments:	(1,373,778,463)
Total interest and dividends	142,191,989
Total investment loss for Master Trust	$(1,231,586,474)

* Permitted party-in-interest
** Value has been estimated by the Trustee

10. SUBSEQUENT EVENTS

Effective January 1, 2004, for employees of DFS, the Plan will be simplified and enhanced. The Company match, which is based on the first 6% of eligible compensation deferred (up to a maximum of $10,200), is changing as follows:

- Dollar for dollar match on the first $2,000 of eligible pre-tax contributions plus
- $0.50 for each dollar of eligible pre-tax contributions in excess of $2,000.

* * * * * *

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-62869 of Morgan Stanley (the "Registrant") on Form S-8 of our report dated June 20, 2003, appearing in the Annual Report on Form 11-K of the Morgan Stanley DPSP/START Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

New York, New York
June 20, 2003

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Morgan Stanley DPSP/START Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael J. Torre, Director of Benefits of Morgan Stanley and Plan Administrator, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Michael J. Torre
Director of Benefits of Morgan
Stanley and Plan Administrator

Dated: June 27, 2003